Filed Pursuant to Rule 424(b)(5)
Registration No. 333-292994
AMENDMENT NO. 1 DATED November 12, 2026
To Prospectus Supplement dated October 9, 2026
(To Prospectus dated February 12, 2026)

CENNTRO INC.
Up to $50,000,000 of Common Stock
This Amendment No. 1 (the “Amendment”) to the Prospectus Supplement amends and supplements the information in the prospectus, dated February 12, 2026 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-292994) (the “Registration Statement”), as previously supplemented by our prospectus supplement, dated October 9, 2026 (the “Prospectus Supplement,” and together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.0001 per share (“Common Stock”), having an aggregate offering price of up to $100,000,000 pursuant to the terms of a certain Sales Agreement, dated October 9, 2026 (the “Sales Agreement”), with Pacific Century Securities, LLC (the “Sales Agent”). This Amendment should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.
Our Common Stock trades on the Nasdaq Capital Market under the symbol “CENN.” The closing price of our Common Stock on November 11, 2026 was US$0.14 per share and we had 37,585,452 shares of Common Stock outstanding as of the date of this Amendment. The aggregate market value of our Common Stock held by non-affiliates was approximately US$81,217,881.15, calculated by multiplying 17,466,211 shares of Common Stock held by non-affiliates as of September 21, 2026 by US$4.65 per share, which was the closing price of our Common Stock on the Nasdaq Capital Market on September 18, 2026. Accordingly, we are not subject to the limitations set forth in General Instruction I.B.6 of Form S-3. During the 12 months prior to the date of this Amendment, our Common Stock has traded at a low of $0.11 and a high of $12.30 per share, as adjusted to reflect the 1-for-60 reverse stock split effected on April 13, 2026. For a description of our Common Stock, see “Description of Our Securities We Are offering” in the Prospectus Supplement. During the 12 calendar months prior to and including the date of this Amendment, we have sold an aggregate of 15,117,662 shares of Common Stock and raised approximately $4,939,209.12 in gross proceeds in accordance with the terms of the Sales Agreement. As a result, pursuant to General Instruction I.B.I to Form S-3 and in accordance with the terms of the Sales Agreement, this Amendment fixes the size of the continuous offering to up to $50,000,000 of our Common Stock from time to time through or to the Sales Agent through this Amendment and the Prior Prospectus as of the date hereof.
Cenntro Inc. (“Cenntro,” the “Company,” “we,” or “us”) is not a Chinese operating company but a Nevada holding company with operations conducted in the United States, Australia, Europe, Mexico, Hong Kong, the Dominican Republic, and in the People’s Republic of China, referred to herein as the “PRC” or “China.” Investors of our shares of Common Stock are not purchasing equity interest in our operating entities but instead are purchasing equity interest in a Nevada holding company. Any investment in our Company will be an investment in Cenntro, our Nevada holding company, and not in our operating subsidiaries. Given that our PRC operating subsidiaries contributed a substantial portion to our consolidated assets as of December 31, 2025 and June 30, 2026, primarily due to our manufacturing facilities, land and supply-chain infrastructure, the Chinese government may exercise significant oversight and direction over the conduct of our business and may intervene in or influence our PRC operations at any time, which could result in a material change in our operations and/or the value of our Common Stock. The Chinese government could also significantly limit or completely hinder our ability to list and/or remain listed on a U.S. or other foreign exchange, and to offer future securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 1A. Risk Factors—Risks Related to Doing Business in China” beginning on page 42 of our annual report on Form 10-K filed with the SEC on April 15, 2026 (the “Annual Report”).
We are subject to certain legal and operational risks associated with conducting a portion of our business operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and Chinese or United States regulations, which could result in a material change in the PRC subsidiaries’ operations, cause the value of our shares of Common Stock to significantly decline or become worthless, and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding anti-monopoly enforcement. Neither we nor the PRC subsidiaries have implemented any monopolistic behavior, and the PRC subsidiaries’ business does not implicate cybersecurity, because the PRC subsidiaries currently engage in the manufacture and sale of electric commercial vehicles, vehicle kits and related components and neither we nor the PRC subsidiaries possess the personal information of over one million users, nor are we or the PRC subsidiaries involved in any type of restricted industries. Furthermore, on March 31, 2023, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”) issued by the CSRC came into force. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Administrative Measures. This includes subsequent securities offerings in the same overseas market by an issuer whose overseas securities offering and listing falls within the scope of an “overseas securities offering and listing by a PRC domestic company” under the Trial Administrative Measures, in which case the applicable filing procedures with the CSRC are required to be completed within three working days after the subsequent securities offering. On the same day, the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”) promulgated by the CSRC became effective. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to perform the relevant procedures. We believe that we are not currently required to file with the CSRC in connection with this offering. Although a substantial portion of our assets is located in the PRC, primarily due to our manufacturing facilities, land and supply-chain infrastructure, the majority of our operating revenue is generated from markets outside the PRC. In addition, our group-level strategic and principal operating decision-making is centered in the United States, and our core market development, sales, customer relationship and after-sales functions are principally conducted by our teams outside the PRC. Our PRC operations primarily focus on manufacturing, supply-chain and procurement execution, engineering implementation and related operational support in accordance with our overall business plans and product requirements. Neither PRC citizens nor persons habitually resident in the PRC constitute a majority of the senior management personnel responsible for our operations and management. Accordingly, based on the foregoing and management’s assessment of the applicable facts and circumstances, we believe that this offering does not constitute an indirect overseas offering and listing by a PRC domestic company that is subject to the filing requirements under the Overseas Listing Trial Measures. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will not take a view that is contrary to, or otherwise different from, the conclusions stated above. We believe that neither we nor the PRC subsidiaries are subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”) pursuant to the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022, because our business is the design, manufacture, distribution and service of commercial vehicles and neither we nor the PRC subsidiaries is an online platform operator that possesses personal information of more than one million users. Nevertheless, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC subsidiaries’ business, operating results and reputation, as well as the trading price of our

Common Stock. Moreover, the Chinese government may exert substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and this offering at any time, which could result in a material change in the PRC subsidiaries’ operations and our Common Stock could decline in value significantly or become worthless. See “Item 1A. Risk Factors—The PRC government may intervene or otherwise adversely affect our operations at any time, or may exert more control over foreign investment in issuers with operations in China, which could materially affect our operations” beginning on page 42 of the Annual Report and “Item 1A. Risk Factors—We currently conduct a significant amount of our operations through our subsidiaries established in China. Adverse regulatory developments in China may subject us to additional regulatory review or regulatory approval, and additional disclosure requirements. Also, regulatory scrutiny in response to recent tensions between the United States and China may impose additional compliance requirements for companies like ours with significant China-based operations. These developments could increase our compliance costs or subject us to additional disclosure requirements” beginning on page 43 of the Annual Report.
However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what potential impact such modified or new laws and regulations will have on the PRC subsidiaries’ daily business operations, the ability to accept foreign investments, and the ability to list on a U.S. exchange. Moreover, the Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws or regulations or implementing rules that require our Company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. Although the Company believes that it is currently not required to obtain permission or approval from any PRC central or local governmental authorities, including the CSRC in connection with this offering, and has not received any denial to continue listing on a U.S. exchange, the PRC subsidiaries’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the PRC subsidiaries or our industry or by intervention or interruption by PRC governmental authorities, if we or the PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we or the PRC subsidiaries are required to obtain such permissions or approvals in the future, or (iv) due to any intervention or interruption by PRC governmental authorities. See “Risk Factors” beginning on page 14 of the Prospectus Supplement and “Item 1A. Risk Factors” of the Annual Report for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our securities.
Moreover, the Chinese government may exert substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and this offering at any time, which could result in a material change in the PRC subsidiaries’ operations and our Common Stock could decline in value significantly or become worthless. See “Risk Factors” beginning on page 14 of the Prospectus Supplement.
In addition, the legal and operational risks associated with operating in mainland of the People’s Republic of China (“Chinese mainland”) may also apply to the activities of our Hong Kong subsidiaries. Nevertheless, as of the date of this Amendment, we do not expect that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong will impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Hong Kong was established as a special administrative region of the PRC pursuant to Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power under the principle of “one country, two systems,” and PRC laws and regulations shall not apply in Hong Kong except for those listed in Annex III of the Basic Law (which is limited to laws relating to national defense, foreign affairs, and other matters outside the scope of Hong Kong’s autonomy). While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law do not apply to our Hong Kong subsidiaries. However, there is no assurance that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, will not be applicable to our Hong Kong subsidiaries due to changes in the current political arrangements between Chinese mainland and Hong Kong or other unforeseeable reasons. The application of such laws and regulations may have a material adverse impact on our Hong Kong subsidiaries, as relevant authorities may impose fines and penalties upon them, delay or restrict the repatriation of the proceeds from this offering into Chinese mainland and Hong Kong, and any failure by us to fully comply with any such new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our shares of Common Stock, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our shares of Common Stock to significantly decline in value or in extreme cases, become worthless.
Moreover, U.S. public companies with operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the U.S. Securities and Exchange Commission (the “SEC”). Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal control over financial reporting, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud. As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless or illiquid. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into such allegations. It is not clear what effects the sector-wide investigations will have on the Company. If the Company becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, the Company will have to expend significant resources to investigate such allegations and defend itself. If such allegations are not proven to be baseless, the Company’s operations could be severely hampered, and the trading price of the Company’s Common Stock could decline substantially. Even if such allegations are proven to be groundless, any investigation could significantly distract the attention of the Company’s management.
Furthermore, as the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) have recently imposed more stringent criteria, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the PCAOB is unable to inspect our auditors for two consecutive years. As a result, an exchange may determine to delist our securities. Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a determination report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) Chinese mainland because of a position taken by one or more authorities in Chinese mainland; and (2) Hong Kong, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years, as was formerly required under the HFCA Act before such amendment, to two consecutive years. According to the Consolidated Appropriations Act, any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, GGF, the independent registered public accounting firm that issued the audit report included in our Annual Report, as a firm registered with the PCAOB (PCAOB ID: 2729), is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China, and, as of the date of this Amendment, was not included in the list of PCAOB Identified Firms in the Determination Report. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor, to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Common Stock, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), which sets out specific arrangements on conducting inspections and investigations over relevant audit firms within the jurisdiction of the PRC and the U.S., including the audit firms based in Chinese mainland and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong and voted to vacate its previous determinations to the contrary. However, should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 1A. Risk Factors— Risks Related to Our Common Stock—Our Common Stock may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Common Stock, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 48 of the Annual Report.
Cash transfers within the Company since inception are primarily attributable to: (i) capital contributions from the Company to its subsidiaries; (ii) shareholder loans from the Company to its subsidiaries; and (iii) payments from one group company to another through intercompany transactions. During the six months ended June 30, 2026, the total material cash transfers and transfers of other assets to and from the Company’s subsidiaries were approximately US$3.0 million and US$0.2 million, respectively. During the year ended December 31, 2025, the total material cash transfers and transfers of other assets within the organization were approximately US$2.6 million. As of the date of this Amendment, none of our operating subsidiaries have made any dividend distributions to the holding company, through the intermediate holding companies, or to investors, including U.S. investors.
Our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits. Additionally, each of our PRC subsidiaries must make appropriations from after-tax profit to a statutory surplus reserve fund. Such reserve fund requires an annual appropriation of 10% of after-tax profit (determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. A PRC company cannot distribute any profits until any losses from the prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were approximately $28.5 million, or 71% of our total consolidated net assets as of December 31, 2025, and approximately $26.8 million, or 79% of our total consolidated net assets as of June 30, 2026.
In addition, under the regulations of the State Administration of Foreign Exchange of the PRC (“SAFE”), Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments, and investments outside of China, unless prior approval of SAFE is obtained and prior registration with SAFE is made.
We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our Common Stock in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page S-18 of the Prospectus Supplement and “Item 1A. Risk Factors” beginning on page 23 of the Annual Report.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment or the Prior Prospectus. Any representation to the contrary is a criminal offense.
Pacific Century Securities, LLC
This prospectus supplement is dated November 12, 2026